Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy announces changes to Board of Directors

•	Jane Peverett joins the Board

•	Eira Thomas retires from the Board

Calgary, Alberta (September 5, 2023) – Suncor Energy (TSX:SU) (NYSE: SU) today announced changes to the company’s Board of Directors. Eira Thomas has retired from and Jane Peverett has been appointed to the Board effective September 1, 2023.

Ms. Peverett had a successful 25-year career in the energy sector, primarily in the utility space. Before retiring from her executive career, Ms. Peverett was Chief Executive Officer of the B.C. Transmission Corporation, where among other accomplishments, she initiated construction of the first major expansion of B.C.’s electrical grid. Prior to that, Ms. Peverett held progressively more senior finance and regulatory affairs roles at Westcoast Energy, until her appointment in 2001 as President and Chief Executive Officer of Union Gas Limited, becoming the first woman president of a natural gas utility in Canada.

Since starting her board career, Ms. Peverett has served on numerous corporate boards in the energy, banking, insurance, transportation, utility and media industries in Canada and the U.S. She is currently serving on the Boards of Canadian Pacific Kansas City Limited, Northwest Natural Holding Company and Capital Power Corporation. Ms. Peverett also serves as Chair of the CSI Group (formerly the Canadian Standards Association).

“I am pleased to welcome Jane to the Suncor Board,” said Board Chair Michael Wilson. “She is a highly experienced corporate director with extensive financial background, having served on a number of Canada’s top company boards. Jane’s impressive experience and expertise will complement our board skills and we’re looking forward to working with her.”

Ms Peverett’s appointment follows the retirement of Eira Thomas. “I would like to thank Eira for her unwavering commitment to Suncor and our shareholders over the past 17 years,” said Wilson. “We appreciate the significant contributions Eira has made to our organization during her tenure. Since joining the Board in 2006, she has brought sound business judgement, a focus on good governance, and a strong sense of discipline and integrity to our Board discussions.”

For Ms. Peverett’s full biography as well as further information on Suncor’s Board of Directors, please visit suncor.com.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

For more information about Suncor, visit our web site at suncor.com.

Media inquiries: 833-296-4570 media@suncor.com	Investor inquiries: 800-558-9071 invest@suncor.com